Interactive Strength Inc.

1005 Congress Avenue, Suite 925

Austin, TX 78701

June 28, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	Interactive Strength Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 27, 2024 File No. 333-280410

Dear Mr. Fullem:

By letter dated June 27, 2024 (the “Comment Letter”), the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Interactive Strength Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Registration Statement on Form S-1. Set forth below are the Company’s responses to the Comment Letter. For your convenience, the text of the Staff’s comments is reproduced in italics below, followed by the Company’s response to each comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company filed its Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (File No. 333-280410) (the “Registration Statement”) on June 28, 2024, which reflects revisions in response to the Comment Letter and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed June 27, 2024

Exhibits

1.

 We note you have entered into an engagement agreement with H.C. Wainwright & Co., LLC. Please file the placement agent agreement as an exhibit in a pre-effective amendment. Refer to Item 601(b)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that concurrent with the filing of this response letter, the Company will file an amended Registration Statement on Form S-1 to file all outstanding exhibits and revise the exhibit index to add exhibits previously filed by the Company with other filings and to add the Engagement Agreement, dated May 8, 2024, as amended June 24, 2024, by and between the Company and H.C. Wainwright & Co., LLC as Exhibit 1.1.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Trent A. Ward
Trent A. Ward
Chief Executive Officer